SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 9, 2021 to add the Stewart Investors Worldwide Leaders Sustainability Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
First Sentier Global Listed Infrastructure Fund	0.75%
First Sentier American Listed Infrastructure Fund	0.75%
Stewart Investors Worldwide Leaders Sustainability Fund	0.45%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	First Sentier Investors (US) LLC

By: _/s/ Jeffrey T. Rauman__	By: __/s/ Samantha Rick______
Name: Jeffrey T. Rauman	Name: Samantha Rick
Title: President	Title: Director